Filed Pursuant to Rule 424(b)(3)
Registration No. 333-260911

Prospectus Supplement No. 1 (to Prospectus dated November 30, 2021)

UP TO 370,530,280 CLASS A ORDINARY SHARES

This prospectus supplement updates and supplements the prospectus dated November 30, 2021 (the “Prospectus”), which forms a part of our Registration Statement on Form F-1 (Registration No. 333-260911). This prospectus supplement is being filed to supplement, modify or supersede certain information contained in the Prospectus with (1) information contained in our Reports on Form 6-K, filed with the U.S. Securities and Exchange Commission (the “SEC”) on December 29, 2021, January 5, 2022, January 13, 2022 and January 14, 2022 and about other recent developments and (2) an updated selling shareholders table in the Prospectus to reflect the transfers by Alkuri Sponsors LLC of an aggregate of 7,394,975 shares of our Class A ordinary shares previously held by such entity by virtue of a pro rata distribution to the members of such entity. Any statement in the Prospectus that is modified or superseded is not deemed to constitute a part of the Prospectus, except as modified or superseded by this prospectus supplement. Except to the extent that the information in this prospectus supplement modifies or supersedes the information contained in the Prospectus, this prospectus supplement should be read, and will be delivered, with the Prospectus. This prospectus supplement is not complete without, and may not be utilized except in connection with, the Prospectus.

Investing in our Class A ordinary shares involves risks. You should carefully consider the risks referenced under “Risk Factors” of the Prospectus dated November 30, 2021, as well as the other information contained in the Prospectus or in any supplement thereto, before making a decision to invest.

Neither the SEC, the Jersey Financial Services Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or Prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is February 3, 2022.

Cautionary Statement Regarding Forward-Looking Statements

This prospectus supplement contains forward-looking statements that involve substantial risks and uncertainties. All statements other than statements of historical facts contained in this prospectus supplement, including statements regarding our future financial position, business strategy and plans and objectives of management for future operations, are forward-looking statements.

In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential” or the negative of these terms or other similar expressions. Forward-looking statements include, without limitation, our expectations concerning the outlook for our business, productivity, plans and goals for future operational improvements and capital investments, operational performance, future market conditions or economic performance and developments in the capital and credit markets and expected future financial performance, as well as any information concerning our possible or assumed future results of operations.

Forward-looking statements involve a number of risks, uncertainties and assumptions, and actual results or events may differ materially from those projected or implied in those statements. Important factors that could cause such differences include, but are not limited to, our ability to recognize the anticipated benefits of the Higi, DayToDay and other acquisitions, which may be affected by, among other things, our ability to integrate operations, resources and systems, maintain relationships with customers and suppliers and retain management and key employees; our future financial and operating results; the growth of our business and organization; our failure to compete successfully; our dependence on our relationships with physician-owned entities to hold contracts and provide healthcare services; our ability to maintain and expand a network of qualified providers; our ability to attract new customers and expand member enrollment with existing clinical services and Babylon 360 customers; our ability to retain existing customers and existing customers’ willingness to license additional applications and services from us; a significant portion of our revenue comes from a limited number of customers; a portion of our revenue is subject to the achievement of performance metrics and healthcare cost savings and may not be representative of revenue for future periods; the significant risks associated with estimating the amount of revenue that we recognize under our value-based care agreements with health plans; the impact of COVID-19 or any other pandemic, epidemic or outbreak of an infectious disease in the United States or worldwide on our business; and the other factors described under the captions “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors” in the Prospectus.

We caution you against placing undue reliance on forward-looking statements, which reflect current beliefs and are based on information currently available as of the date a forward-looking statement is made. Forward-looking statements set forth herein speak only as of the date of this prospectus supplement. We do not undertake any obligation to revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs. In the event that any forward-looking statement is updated, no inference should be made that we will make additional updates with respect to that statement, related matters, or any other forward-looking statements. Any corrections or revisions and other important assumptions and factors that could cause actual results to differ materially from forward-looking statements, including discussions of significant risk factors, may appear, in our public filings with the SEC, which are or will be (as appropriate) accessible at www.sec.gov, and which you are advised to consult. For additional information, please see the section titled “Where You Can Find More Information” in the Prospectus.

Recent Developments

Additional Debt Financing

On October 8, 2021, we entered into a note subscription agreement pursuant to which we issued $200 million unsecured Notes due 2026 (the “Original Notes”) to certain affiliates of, or funds managed or controlled by, AlbaCore Capital LLP (the “Note Subscribers”) on November 4, 2021 (the “Initial Closing Date”). On December 23, 2021, we entered into an additional note subscription agreement (the “Second Note Subscription Agreement”) providing for the issue of not less than $75 million and not more than $100 million unsecured Notes due 2026 (the “Additional Notes” and together with the Original Notes, the “Notes”) to AlbaCore Partners III Investment Holdings Designated Activity Company, and any new note subscribers that are affiliates of, or funds managed or controlled by, AlbaCore Capital LLP and that adhere to the Second Note Subscription Agreement (the “Second Note Subscribers”).

The closing of the issue of the Additional Notes under the Second Note Subscription Agreement, for the principal amount of between $75 million to $100 million (the “Principal Amount”), is anticipated to occur on March 31, 2022 (the “Second Closing Date”). The Additional Notes will be constituted on the terms of a supplemental deed poll that will be issued by us on the Second Closing Date (the “Supplemental Deed Poll”, and together with the deed poll issued by us on the Initial Closing Date, the “Notes Deed Poll”).

On the Initial Closing Date, we issued warrants to subscribe for an aggregate of 1,757,499 of our Class A ordinary shares (the “Initial AlbaCore Warrants”) to the Note Subscribers, pursuant to a warrant instrument dated November 4, 2021 (the “Original Warrant Instrument”) on a pro rata basis by reference to the relevant proportion of Original Notes subscribed for by each Note Subscriber. On the Second Closing Date, we will issue warrants to subscribe for an aggregate of 878,750 additional Class A ordinary shares to the Second Note Subscribers (the “Additional AlbaCore Warrants” and together with the Initial AlbaCore Warrants, the “AlbaCore Warrants”) and the Original Warrant Instrument will be amended and restated (as so amended and restated, the “Amended and Restated Warrant Instrument”).

The proceeds from the issue of the Additional Notes will be used by us for general corporate purposes. We are required to pay to the Second Note Subscribers an amount equal to all costs and expenses properly incurred by them in connection with the negotiation, preparation and execution of the Second Note Subscription Agreement, Supplemental Deed Poll and Amended and Restated Warrant Instrument and related documentation up to a maximum aggregate amount of $125,000 (inclusive of VAT) within 30 days of the Second Closing Date.

The Additional Notes will be issued at 100.00% of the Principal Amount, with an underwriting fee of 4.00% of the maximum principal amount payable to the Second Note Subscribers on the issuance of the Additional Notes. The Additional Notes will bear interest accruing (which for these purposes shall include any capitalized interest from time to time) at the following rates: (i) 8.00% per annum for the period commencing from (and including) the Second Closing Date to (but excluding) the date falling two years after the Initial Closing Date; (ii) 10.00% per annum for the period commencing from (and including) the date falling two years after the Initial Closing Date, to (but excluding) the date falling three years after the Initial Closing Date; and (iii) 12.00% per annum for the period commencing from (and including) the date falling three years after the Initial Closing Date. The applicable interest rate is subject to a step-up margin of 6.5 basis points per annum if we and our subsidiaries do not achieve an agreed target of adding 100,000 Medicaid lives to value based care contracts by January 1, 2024.

Interest on the Additional Notes is payable semi-annually in arrears in equal installments (except, in respect of the first interest payment falling on May 4, 2022 which shall be for the period from (and including) the Second Closing Date and ending on (but excluding) May 4, 2022) on May 4 and November 4 in each year (each an “Interest Payment Date”), commencing with the Interest Payment Date falling on May 4, 2022. At our election, up to 50.00% of the interest payable in respect of any interest period may be satisfied by the issuance by us of further notes to be immediately consolidated and form a single series with the outstanding Notes. The Notes will mature five years from the Initial Closing Date on November 4, 2026 (the “Final Maturity Date”).

Our prior written consent is required for any transfer of Notes, subject to certain exceptions. The AlbaCore Warrants are stapled to the Notes and no transfer of the Notes may occur unless an equivalent proportion of the AlbaCore Warrants is transferred at the same time.

We are required to redeem the Notes (unless previously purchased and cancelled or redeemed) on the Final Maturity Date at 100% of the principal amount on such date. We may redeem the Notes at any time at a redemption amount (the “Redemption Amount”) equal to: (i) from (and including) the Initial Closing Date to (but excluding) the date falling one year after the Initial Closing Date, the amount that is the greater of (A) 104.00% of the principal amount (including capitalized interest) and (B) 104.00% of the principal amount (including capitalized interest) plus an interest make whole premium; (ii) from (and including) the date falling one year after the Initial Closing Date to (but excluding) the date falling two years after the Initial Closing Date, 104.00% of the principal amount (including any capitalized interest); and (iii) on or after the date falling two years after the Initial Closing Date and until (but not including or after) the Final Maturity Date, 107.00% of the principal amount (including any capitalized interest). Each holder of Notes (each a “Noteholder”) has the option to require us to redeem the Notes held by such Noteholder at the Redemption Amount upon a “change of control” in respect of us as specified in the Notes Deed Poll.

Subject to certain limitations and exceptions, the Notes Deed Poll contains covenants limiting the ability of us and our subsidiaries to, among other things: incur additional debt; pay or declare dividends or distributions on our share capital; repay or distribute any share premium reserve or redeem, repurchase or retire its share capital; incur or allow to remain outstanding guarantees; make certain joint venture investments; enter into finance or capital lease contracts; create liens on our or our subsidiaries’ assets; enter into sale and leaseback transactions; pay management and advisory fees outside the ordinary course of business; acquire a company or any shares or securities or a business or undertaking; merge or consolidate with another company; borrow or receive investments from certain shareholders other than through us; and sell, lease, transfer or otherwise dispose of assets. The Notes Deed Poll also contains customary events of default.

Following the issue of the Additional AlbaCore Warrants, the AlbaCore Warrants will confer the right to subscribe for up to a maximum of 2,636,249 Class A ordinary shares exercisable on certain agreed exercise events (summarized below), subject to: (i) our right to elect to redeem the AlbaCore Warrants in whole or in part in cash upon an exercise event; (ii) an agreed adjustment formula to reduce the number of Class A ordinary shares to be issued upon exercise of the AlbaCore Warrants in certain circumstances linked to our trading performance; and (iii) customary adjustments for certain share capital reorganizations (such as share splits and consolidations).

The exercise events applicable to the AlbaCore Warrants occur: (i) on the first date following which the closing price of the Class A ordinary shares has equaled or exceeded $15.00 per Class A Ordinary Share (subject to customary adjustments) for any 20 trading days within any 30-trading day period commencing at least 18 months after the Initial Closing Date; (ii) where the Noteholders give a redemption notice under the Notes Deed Poll on the occurrence of a change of control in respect of us; (iii) where we elects to redeem the Notes prior to the Final Maturity Date in accordance with its rights to do so under the Notes Deed Poll; and (iv) on the Final Maturity Date. Upon an exercise event, the AlbaCore Warrants are exercisable in full and not in part only.

Upon any exercise event we have a right to elect to satisfy the subscription entitlement in respect of the AlbaCore Warrants by issuing Class A ordinary shares, by making a redemption payment in cash, or by a combination of both (in such proportions as we may in its absolute discretion determine). The cash redemption payment per AlbaCore Warrant shall be determined by reference to the closing price for the Class A ordinary shares on such date as is specified in the Amended and Restated Warrant Instrument in respect of each exercise event, provided that if the closing price is in excess of $15.00 per Class A Ordinary Share (subject to customary adjustments), the cash redemption payment shall be capped at $15.00 per AlbaCore Warrant.

Where we elect upon exercise of the AlbaCore Warrants to issue Class A ordinary shares in satisfaction in whole or in part of the subscription entitlement under the AlbaCore Warrants, we are required to issue one Class A Ordinary Share credited as fully paid and free from all encumbrances (except as set out in our memorandum and articles of association from time to time) per AlbaCore Warrant held, subject to a proportionate downwards adjustment to the number of Class A ordinary shares to be issued per AlbaCore Warrant where the closing price of the Class A ordinary shares on such date as is specified in the Amended and Restated Warrant Instrument in respect of each exercise event is in excess of $15.00 per Class A Ordinary Share.

Closing of Higi and DayToDay Acquisitions

On May 15, 2020, we acquired approximately 10.2% of the fully diluted capital stock of higi SH Holdings Inc. (“Higi”), a provider of digital healthcare services via a network of Smart Health Stations located in the United States. Through a series of investments, we increased our shareholdings in Higi to approximately 25.3% on a fully diluted basis.

On December 7, 2021, we exercised our option to acquire the remaining equity interest in Higi pursuant to the Second Amended and Restated Agreement and Plan of Merger dated October 29, 2021. The closing of this acquisition occurred on December 31, 2021. The exercise price of the option to acquire the remaining Higi equity stake included the payment of approximately $4.6 million of cash and the issuance of approximately 3.4 million Class A ordinary shares at the closing, the payment of approximately $5.4 million at the closing to satisfy the principal and interest payable by a subsidiary of Higi pursuant to a promissory note in favor of ALP Partners Limited, an entity owned by our founder and Chief Executive Officer, the future payment of up to approximately $0.3 million and issuance of up to approximately 0.5 million additional Class A ordinary shares after the expiration of a 15-month indemnification holdback period, and the issuance of approximately 2.0 million restricted stock units for Higi continuing employees and consultants in respect of Class A ordinary shares, of which approximately 1.2 million were vested at closing. The Higi shareholders receiving our shares are subject to a lockup and were granted certain registration rights.

In addition, in October 2019, we purchased a majority stake in Health Innovators Inc. (d/b/a DayToDay) (“DayToDay”). On December 20, 2021, we issued approximately 0.25 million Class A ordinary shares to the owners of DayToDay, pursuant to a Stock Purchase Agreement, dated as of September 27, 2021, as consideration for our purchase, on November 16, 2021, of the remaining equity stake in DayToDay that we did not already own. The DayToDay acquisition is intended to bolster our product offering by providing patient management for acute care episodes.

As of December 31, 2021, an aggregate of 333,924,785 Class A ordinary shares and 79,637,576 Class B ordinary shares were issued and outstanding.

Expected Revenue Updates and New U.S. Value-Based Care Contracts

On January 13, 2022 and January 14, 2022, we announced that we expect January 2022 revenues to be over $80 million for the month. As a result, we increased our full-year 2022 revenue expectations to be $900 million to $1 billion. This is an increase of up to 40% on previous revenue guidance of $710 million and represents approximately a tripling of the revenue expected for the 2021 fiscal year, with growth driven by new value-based care contracts in the U.S. which we expect will deliver an estimated 88,000 organic new members, bringing global managed lives to over 440,000.

We also confirmed that we expect revenue for the year ended December 31, 2021 to meet our guidance of $321 million. This financial result is preliminary, unaudited and subject to change in connection with the completion of our financial closing process and the preparation of our audited financial statements for 2021.

Selling Shareholders

The following information is provided as of December 27, 2021 to update the selling shareholders table in the Prospectus to reflect the transfers by Alkuri Sponsors LLC of an aggregate of 7,394,975 shares of our Class A ordinary shares previously held by such entity by virtue of a pro rata distributions to the members of such entity as reflected in the table set forth below. The table appearing under the caption entitled, “Registered Holders” on pages 195 through 197 in the Prospectus is hereby amended by substituting the information for Alkuri Sponsors LLC in the selling shareholders table with the information below, by adding the additional selling shareholders (who are members of Alkuri Sponsors LLC that received pro rata distributions) set forth below to the bottom of such table, and by reducing 1,478,510 shares of our Class A ordinary shares beneficially owned by Alkuri Sponsors LLC as a result of pro rata distributions made to its members that do not have voting and investment discretion over Alkuri Sponsors LLC.

						Ordinary Shares Beneficially Owned After the Registered Shares are Sold(1)
	Ordinary Shares Beneficially Owned Prior to Offering			Ordinary
Name of Registered Holder	Class A ordinary shares		Class B ordinary shares	Shares Being Offered		Number	Percent
Ali Parsadoust(2)	76,512,016		79,637,576	156,149,592		—	—
Paul-Henri Ferrand	1,908,013	(3)	—	390,651	(4)	1,517,362	*
Steve Davis	1,332,071	(5)	—	427,347	(6)	904,724	*
Invik S.A.(7)	54,942,568		—	54,942,568		—	—
VNV (Cyprus) Limited(8)	36,588,975		—	36,588,975		—	—
Global Heath Equity (Cyprus) Ltd.(9)	17,745,304		—	17,745,304		—	—
Public Investment Fund(10)	35,410,789		—	35,410,789		—	—
Hanging Gardens Limited(11)	21,830,250		—	21,830,250		—	—
Alkuri Sponsors LLC(12)	13,668,851		—	13,668,851		—	—
Palantir Technologies Inc.(13)	3,500,000		—	3,500,000		—	—
AMF Pensions for Sakring AB(14)	6,000,000		—	6,000,000		—	—
Swedbank Robur Fonder AB(15)	5,000,000		—	5,000,000		—	—
The Fourth Swedish National Pension Fund(16)	1,200,000		—	1,200,000		—	—
SEB Life International Assurance Company DAC(17)	2,500,000		—	2,500,000		—	—
Black Ice Capital Limited(18)	500,000		—	500,000		—	—
Consensus Asset Management AB(19)	316,000		—	316,000		—	—
Nordnet Pensions For Sakring AB(20)	884,000		—	884,000		—	—
Phonetalo Limited(21)	2,130,310		—	2,130,310		—	—
Atlas Peak Capital II, L.P(22)	531,161		—	531,161		—	—
Other shareholders(23)	9,335,972		—	9,335,972		—	—
Envst Opportunities LLC(24)	3,377,414		—	3,377,414		—	—
Works Capital LLC(25)	1,863,290		—	1,863,290		—	—
Rich Williams(26)	600,000		—	600,000		—	—
DWFTQOF, LLC(27)	451,064		—	451,064		—	—
ODR QOF LLC(28)	633,308		—	633,308		—	—
211 LV, LLC(29)	523,348		—	523,348		—	—
Jason Harinstein(30)	25,719		—	25,719		—	—
Katie May(31)	21,432		—	21,432		—	—
Stephen Smith(32)	21,433		—	21,433		—	—
Roushan Zenooz(33)	21,432		—	21,432		—	—
Mike Durden(34)	5,744		—	5,744		—	—

*	Represents beneficial ownership of less than one percent (1%) of the outstanding ordinary shares.

(1)

Percentage of total voting power represents voting power with respect to all shares of our Class A ordinary shares and Class B ordinary shares, voting together as a single class. The holders of our Class B ordinary shares are entitled to 15 votes per share, and holders of our Class A ordinary shares are entitled to one vote per share. See the section titled “Description of Share Capital and Articles of Association—Voting Rights” for additional information about the voting rights of our Class A ordinary shares and Class B ordinary shares.

(2)

Consists of (i) 76,512,016 Class A ordinary shares held of record by ALP Partners Limited and (ii) 79,637,576 Class B ordinary shares held of record by ALP Partners Limited. ALP Partners Limited is an entity owned and controlled by Dr. Ali Parsadoust. Mairi Johnson is Dr. Parsadoust’s spouse and thus may be deemed to beneficially own the shares held by Dr. Parsadoust.

(3)	Consists of (i) 390,651 Class A ordinary shares and (ii) 1,517,362 Class A ordinary shares issuable upon the exercise of options held of record by Paul-Henri Ferrand.

(4)	Consists of 390,651 Class A ordinary shares held of record by Paul-Henri Ferrand.

(5)	Consists of (i) 427,347 Class A ordinary shares and (ii) 904,724 Class A ordinary shares issuable upon the exercise of options held of record by Steve Davis.

(6)	Consists of (i) 427,347 Class A ordinary shares held of record by Steve Davis.

(7)

Consists of 54,942,568 Class A ordinary shares held of record by Invik S.A., a wholly owned subsidiary of Kinnevik AB (publ), a Swedish publicly traded company. The address for Invik S.A. is 7 Avenue Jean-Pierre Pescatore, 2324 Luxembourg.

(8)

Consists of 36,588,975 Class A ordinary shares held of record by VNV (Cyprus) Limited, a wholly-owned subsidiary of VNV Global AB (publ), a Swedish publicly traded company. VNV Global AB (publ) is the direct and sole shareholder of VNV (Cyprus) Limited. Investment and voting decisions relating to holdings of VNV (Cyprus) Limited are made by a board of directors consisting of four individuals on the basis of recommendations issued by a five-member board of directors of VNV Global AB (publ). The address for VNV (Cyprus) Limited is 1 Lampousas Street, 1095 Nicosia, Cyprus. Each of the members of the respective boards of directors of VNV Global AB (publ) and VNV (Cyprus) Limited disclaim beneficial ownership of the shares described in this footnote 8, except to the extent of any pecuniary interest therein.

(9)

Consists of 17,745,304 Class A ordinary shares held of record by Global Health Equity (Cyprus) Ltd. VNV Global AB (publ) indirectly holds, through its direct wholly-owned subsidiary VNV Sweden AB, 37.35% of the shares in Global Health Equity AB (publ), with the remainder held by other foreign institutional investors and individuals. VNV Global AB (publ) is the direct and sole shareholder of VNV Sweden AB. Investment decisions relating to holdings of VNV Sweden AB are made by a board of directors consisting of three individuals on the basis of recommendations issued by a five-member board of directors of VNV Global AB (publ), Global Healthy Equity AB (publ) is the direct and sole shareholder of Global Health Equity (Cyprus) Ltd. Investment decisions relating to holdings of Global Health Equity (Cyprus) Ltd are taken by a board of directors that consists of PC Nordic Administration Limited, a third-party corporate services provider, taking into account recommendations issued by a three-member board of directors of Global Health Equity AB (publ). The Global Health Equity AB (publ) board is comprised of the management of VNV Global AB (publ). Phonetalo Limited and Atlas Peak Capital II, L.P. each granted a voting power of attorney over their respective Class A ordinary shares to VNV (Cyprus) Limited and agreed to vote their shares consistent with VNV (Cyprus) Limited or as directed by its board, and, as a result of the relationship described in this footnote, VNV Global AB (publ) has voting control over such shares until such time as VNV (Cyprus) Limited no longer holds Class A ordinary shares. VNV Global AB (publ) does not have dispositive control over the Class A ordinary shares held by either Photenalo Limited or Atlas Peak Capital II, L.P. The address for Global Health Equity (Cyprus) Ltd. is Stasikratous, 22, Olga Court, Office 104, 1065 Nicosia, Cyprus. Each of the members of the respective boards of directors of VNV Global AB (publ), VNV (Cyprus) Limited, VNV Sweden AB, Global Health Equity AB (publ) and Global Health Equity (Cyprus) Ltd disclaim beneficial ownership of the shares described in this footnote 9, except to the extent of any pecuniary interest therein.

(10)

Consists of 35,410,789 Class A ordinary shares held of record by the Public Investment Fund, an integral part of the Kingdom of Saudi Arabia. The board of directors of the Public Investment Fund consists of His Royal Highness Mohammad bin Salman Al-Saud (Chairman), H.E. Ibrahim Abdulaziz Al-Assaf, H.E. Mohammad Abdul Malek Al Shaikh, H.E. Khalid AbdulazizAl-Falih, H.E. Dr. Majid Bin Abdullah Al Qasabi, H.E. Mohammad Abdullah Al-Jadaan, H.E. Mohamed Mazyed Altwaijri, H.E. Ahmed Aqeel Al-Khateeb, and H.E. Yasir Othman Al-Rumayyan. All voting and investment decisions over the shares held by the Public Investment Fund are made by a majority vote of applicable investment committees and /or the board of directors, as applicable. As a result, no single person controls investment or voting decisions with respect to the shares held by the Public Investment Fund. The address for the Public Investment Fund is Alr’idah Digital City, Building MU04, Al Nakhil District, P.O. Box 6847, Riyadh 11452, The Kingdom of Saudi Arabia.

(11)

Consists of 21,830,250 Class A ordinary shares held of record by Hanging Gardens Limited. The address of Hanging Gardens Limited is Little Denmark Building, P.O. Box 4585, Road Town, Tortola, British Virgin Islands.

(12)

Consists of (i) 1,293,750 Class A ordinary shares held of record by or for the benefit of Alkuri Sponsors LLC, (ii) 5,933,333 Class A ordinary shares issuable upon the exercise of warrants held of record by Alkuri Sponsors LLC, (iii) 1,863,290 Class A ordinary shares held of record by or for the benefit of Works Capital LLC, (iv) 600,000 Class A ordinary shares held of record by or for the benefit of Rich Williams, (v) 451,064 Class A ordinary shares held of record by or for the benefit of DWFTQOF, LLC, (vi) 3,377,414 Class A ordinary shares held of record by or for the benefit of Envst Opportunities LLC, and (vii) 150,000 Class A ordinary shares held of record by Envst Opportunities 2 LLC. Rich Williams and Sultan Al-Maadeed together have voting and investment discretion with respect to the shares and warrants held by Alkuri Sponsors LLC. The address of Alkuri Sponsors LLC is 4235 Hillsboro Pike STE 300, Nashville TN, United States 37215-3344. The address of Works Capital LLC is 4235 Hillsboro Pike, Ste 300, Nashville TN, United States 37215-3344. The address of Rich Williams is 4020 Sneed Road, Nashville, TN 37215. The address of DWFTQOF, LLC is 4020 Sneed Road, Nashville, TN 37215. The address of Envst Opportunities 2 LLC is 1006 Laurel Way, Beverly Hills CA, United States 90210. The address of Envst Opportunities LLC is 2708 Wilshire Blvd, Suite 380 Santa Monica, CA 90403.

(13)	Consists of 3,500,000 Class A ordinary shares held of record by Palantir Technologies Inc. The address of Palantir Technologies Inc. is 1555 Blake Street, ste. 250, Denver CO, United States 80202.

(14)	Consists of 6,000,000 Class A ordinary shares held of record by AMF Pensions for Sakring AB. The address of AMF Pensions for Sakring AB is Klara Sodra Kyrkogata 18, 113 88 Stockholm, Sweden.

(15)	Consists of 5,000,000 Class A ordinary shares held of record by Swedbank Robur Fonder AB. The address of Swedbank Robur Fonder AB is NY Teknik, Landsvagen 40, 172 63 Sundbyberg, Sweden.

(16)	Consists of 1,200,000 Class A ordinary shares held of record by The Fourth Swedish National Pension Fund. The address of The Fourth Swedish National Pension Fund is BOX 3069, 103 61 Stockholm, Sweden.

(17)

Consists of 2,500,000 Class A ordinary shares held of record by SEB Life International Assurance Company DAC. The address of SEB Life International Assurance Company DAC is Bloodstone Building, Sir John Rogerson’s Quay, Dublin 2, Ireland.

(18)

Consists of 500,000 Class A ordinary shares held of record by Black Ice Capital Limited. The address of Black Ice Capital Limited is 1ST & 2ND floors Elisabeth House, Les Rouettes Brayes GY, 11 EW, St Peter Port, Guernsey.

(19)	Consists of 316,000 Class A ordinary shares held of record by Consensus Asset Management AB. The address of Consensus Asset Management AB is Krokslatts Parkgata 4, 431 68 Molndal, Sweden.

(20)	Consists of 884,000 Class A ordinary shares held of record by Nordnet Pensions for Sakring AB. The address of Nordnet Pensions for Sakring AB is BOX 30068 SE, 104 25 Stockholm, Sweden.

(21)	Consists of 2,130,310 Class A ordinary shares held of record by Photenalo Limited. The address of Photenalo Limited is Themistokli Dervi, 5n Elenion Building, 1068, Nicosia, Cyprus.

(22)	Consists of 531,161 Class A ordinary shares held of record by Atlas Peak Capital II, L.P. The address of Atlas Peak Capital II, L.P. is 850 New Burton Road, Suire 201, Dover, Delaware 19904, USA.

(23)	Consists of (i) 710,972 Class A ordinary shares (ii) 8,625,000 Class A ordinary shares issuable upon the exercise of our public warrants trading on the NYSE under the symbol “BBLN.WS.”

(24)	Consists of 3,377,414 Class A ordinary shares held of record by Envst Opportunities LLC. The address of Envst Opportunities LLC is 2708 Wilshire Blvd, Suite 380 Santa Monica, CA 90403.

(25)	Consists of 1,863,290 Class A ordinary shares held of record by Works Capital LLC. The address of Works Capital LLC is 4235 Hillsboro Pike, Suite 300, Nashville, TN 37215.

(26)	Consists of 600,000 Class A ordinary shares held of record by Rich Williams. The address of Rich Williams is 4020 Sneed Road, Nashville, TN 37215.

(27)	Consists of 451,064 Class A ordinary shares held of record by DWFTQOF, LLC. The address of DWFTQOF, LLC is 4020 Sneed Road, Nashville, TN 37215.

(28)	Consists of 633,308 Class A ordinary shares held of record by ODR QOF LLC. The address of ODR QOF LLC is 250 N Whistleberry Road, Gallatin Gateway, MT 59730.

(29)	Consists of 523,348 Class A ordinary shares held of record by 211 LV, LLC. The address of 211 LV, LLC is 1980 Festival Plaza Drive Suite 300, Las Vegas, NV 89135.

(30)	Consists of 25,719 Class A ordinary shares held of record by Jason Harinstein. The address of Jason Harinstein is 1980 Festival Plaza Drive Suite 300, Las Vegas, NV 89135.

(31)	Consists of 21,432 Class A ordinary shares held of record by Katie May. The address of Katie May is 1511 Rockcliff Road, Austin, TX 78746.

(32)	Consists of 21,433 Class A ordinary shares held of record by Stephen Smith. The address of Stephen Smith is 6 Lynn Road, Englewood, CO 80113.

(33)	Consists of 21,432 Class A ordinary shares held of record by Roushan Zenooz. The address of Roushan Zenooz is 576 Magdalena Avenue, Los Altos, CA 94024.

(34)	Consists of 5,744 Class A ordinary shares held of record by Mike Durden. The address of Mike Durden is 48 Duncan Estate Drive, Fletcher, NC 28732.